SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 12)*

American Medical Alert Corp.
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(Name of Issuer)

Common Stock, $.01 par value per share
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(Title of Class of Securities)

027904 10 1
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(CUSIP Number)

August 20, 2009
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(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027904 10 1	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Howard M. Siegel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	980,669*
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	980,669*
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 980,669*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*As of August 20, 2009, Mr. Siegel beneficially owned 980,669 shares which included 19,300 shares held as custodian for his son and 138,300 shares pledged as security.  Mr. Siegel disclaims beneficial ownership of the shares owned by his son, daughter and spouse.

CUSIP No. 027904 10 1	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
American Medical Alert Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:
3265 Lawson Blvd. Oceanside, New York 11572

Item 2(a)	Name of Person Filing:
Howard M. Siegel

Item 2(b).	Address of Principal Business Office or, if none, Residence:
3265 Lawson Blvd. Oceanside, New York 11572

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:

027904 10 1

Item 3.	This statement is being filed pursuant to Rule 13d-2(b), however, none of the categories to be listed under this item are applicable to the person filing.

CUSIP No. 027904 10 1	13G	Page 4 of 5 Pages

Item 4.	Ownership.
	(a) Amount Beneficially Owned:	980,669*
	(b) Percent of Class:	10.4%
(c) Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	980,669*
	(ii) shared power to vote or to direct the vote:	0
	(iii) sole power to dispose or to direct the disposition of:	980,669*
	(iv) shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:	Not Applicable.

Item 8.	Identification and Classification of Members of the Group:	Not Applicable.
Item 9.	Notice of Dissolution of Group:	Not Applicable.
Item 10.
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* As of August 20, 2009, Mr. Siegel beneficially owned 980,669 shares which included 19,300 shares held as custodian for his son and 138,300 shares pledged as security.  Mr. Siegel disclaims beneficial ownership of the shares owned by his daughter, son and spouse.

CUSIP No. 027904 10 1	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2009 Date

/s/ Howard M. Siegel
Signature Howard M. Siegel
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)